Richard I. Reynolds

Executive Vice President and

Chief Financial Officer

August 25, 2011

VIA EDGAR

Mr. John Cash

Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Libbey Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 14, 2011
File #1-12084

Dear Mr. Cash:

This letter is in response to your comment letter dated July 27, 2011. For your ease of reference, we have enumerated the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. Where applicable, we have also included any additional disclosures or other revisions that will appear in our future filings with the Commission. Please note that the prepared disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.

Segment Results of Operations, page 34

Discussion of 2010 vs. 2009 Results of Operations, page 34

North American Glass, page 34

SEC Comment #1:

In future filings please include a more comprehensive discussion as to why there were changes in the items which impact your results of operations. For example, we note that Crisa’s sales increased 21.9%, but there is no explanation as to why the increase occurred.

Management Response #1:

We will revise future Form 10-K and Form 10-Q filings to include a more detailed discussion of why the changes occurred that affected our operations. Additional disclosures were incorporated in the June 30, 2011 Form 10-Q Management’s Discussion and Analysis of Financial Condition and Results of Operations which provide a more comprehensive discussion as to why certain changes occurred that impacted our results of operations. Examples of the enhanced discussions

300 Madison Avenue                     Post Office Box 10060                     Toledo, OH 43699-0060                     419-325-2494                     FAX: 419-325-2585

Internet: reynori@libbey.com

Mr. John Cash

August 25, 2011

include “Net Sales” and “Segment Results of Operations” on pages 37 and 42, respectively, of the Form 10-Q filed on August 5, 2011, and are shown below. These disclosures will be replicated as appropriate in future filings, including revisions to the discussion of 2010 vs. 2009 Results of Operations in the 2011 Form 10-K.

Results of Operations – Second Quarter 2011 Compared with Second Quarter 2010

Net Sales

For the quarter-ended June 30, 2011, net sales increased 5.4 percent to $214.0 million, compared to $203.0 million in the year-ago quarter. Excluding the impact of currency, net sales increased 1.9 percent. Net sales in the Glass Operations segment were $194.5 million, an increase of 7.6 percent (3.6 percent excluding the impact of currency on net sales), compared to $180.8 million in the second quarter of 2010. Primary contributors to the increased net sales were a 58.5 percent increase in net sales within our China sales region (51.0 percent excluding the impact of currency), a 28.6 percent increase in net sales within our European sales region (13.9 percent excluding the impact of currency), and a 10.6 percent increase in net sales within our International region (7.5 percent excluding the impact of currency), compared to the year-ago quarter. The 51.0 percent increase in our China sales region, excluding the impact of currency, is the result of our change in our go-to-market strategy in the domestic Chinese market to a multiple distributor model versus one master distributor. The increase in the European sales region, excluding the currency impact, is a result of increased shipments to customers, principally in the business to business market channel. The increase in the International sales region, excluding currency, is attributable to higher sales in various regions of the world, mainly in the retail market channel. Net sales within our Mexico region increased 5.5 percent although net sales were flat when the currency impact is excluded. Net sales to U.S. and Canadian foodservice glassware customers increased 1.3 percent, as shipments to foodservice customers were stronger in May and June following a weak April. Net sales to U.S. and Canadian retail customers decreased 3.8 percent during the second quarter of 2011 compared to an extremely strong second quarter of 2010 when retail net sales grew 13.5 percent. In the year-ago period, we had a pipeline fill of newly listed products to a major retailer; however in the second quarter of 2011, we experienced replacement sales at naturally lower volumes. Net sales in the Other Operations segment were $19.7 million, compared to $22.4 million in the prior-year quarter, a decrease of 12.0 percent. The decline in net sales in the Other Operations segment is attributable to a $3.1 million decline in net sales of Traex products compared to the prior-year quarter and a 2.7 percent decline in net sales to World Tableware customers, partially offset by a 16.8 percent increase in net sales of Syracuse China products as we had increased volume and a stronger mix of products sold. The decrease in net sales of Traex products in the second quarter of 2011 is a result of the sale of substantially all of the assets of our Traex subsidiary in late April 2011. The decline in net sales of Traex products accounted for more than the total $2.7 million decrease in net sales for Other Operations.

Segment Results of Operations – Second Quarter 2011 Compared to Second Quarter 2010

Glass Operations

For the quarter ended June 30, 2011, net sales increased 7.6 percent (3.6 percent excluding the impact of currency on net sales) to $194.5 million from $180.8 million in the year-ago quarter. Primary contributors to the increased net sales compared to the year-ago quarter included a 58.5 percent increase in net sales within our China sales region (51.0 percent excluding the impact of currency), a 28.6 percent increase in net sales within our European sales region (13.9 percent excluding the impact of currency),

Mr. John Cash

August 25, 2011

and a 10.6 percent increase in net sales within our International region (7.5 percent excluding the impact of currency). The 51.0 percent increase in net sales in our China sales region, excluding the impact of currency, is the result of our change in our go-to-market strategy in the domestic Chinese market to a multiple distributor model versus one master distributor. The increase in the European sales region, excluding the currency impact, is a result of increased shipments to customers, principally in the business to business market channel. The increase in the International sales region, excluding currency, is attributable to higher sales in various regions of the world, mainly in the retail market channel. Net sales within our Mexico region increased 5.5 percent although net sales within our Mexico sales region were flat excluding the currency impact. Net sales to U.S. and Canadian foodservice glassware customers increased 1.3 percent, as shipments to foodservice customers were stronger in May and June following a weak April. Net sales to U.S. and Canadian retail customers decreased 3.8 percent during the second quarter of 2011 compared to an extremely strong second quarter of 2010, when retail net sales grew 13.5 percent. In the year-ago period, we had a pipeline fill of newly listed products to a major retailer; however, in the second quarter of 2011, we experienced replacement sales which are naturally at lower volumes.

Segment EBIT decreased to $30.0 million for the quarter ended June 30, 2011, compared to $31.2 million for the year-ago quarter. Segment EBIT as a percentage of net sales decreased to 15.4 percent in the second quarter of 2011, compared to 17.2 percent in the year-ago quarter. The primary drivers for the decline include lost production in Mexico due to a short-term raw material issue, combined with lost production in Holland due to minor flooding. These two situations, which have been resolved, negatively impacted Segment EBIT during the second quarter by approximately $1.0 million. In addition, there were distribution cost increases of $0.5 million related to the higher level of sales and diesel fuel costs for freight and increases in direct materials (primarily packaging) of $1.5 million. Other income includes an unfavorable swing of $2.0 million primarily related to larger foreign currency translation losses versus the prior-year period and an unfavorable swing in hedging expense. Partially offsetting these declines was increased production activity resulting in a $0.4 million benefit, net of cost increases inherent with higher activity levels, a benefit of $2.9 million as a result of higher net sales and a favorable currency impact of $1.0 million from changes primarily in the value of the Euro and Mexican peso.

Critical Accounting Estimates, page 45

Goodwill and Indefinite Lived Intangible Assets, page 47

SEC Comment #2:

We note that a goodwill impairment may be significant to your results of operations and equity. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify and provide the following disclosures for each such reporting unit in future filings:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumption.

Mr. John Cash

August 25, 2011

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Management Response #2:

Based on the results of our annual impairment test, the estimated fair values of all four of our reporting units that have goodwill were substantially in excess of their carrying values, with the estimated fair values of each reporting unit exceeding its carrying value by at least 25.0%. If in the future all of our reporting units continue to have estimated fair values that substantially exceed their carrying values, we will disclose in the relevant Form 10-K filings the following sentence:

Based on the results of our annual impairment test, the estimated fair values of all four of our reporting units that have goodwill were substantially in excess of their carrying values, with the estimated fair values of each reporting unit exceeding its carrying value by at least __%.

If in the future the estimated fair value of any reporting unit does not substantially exceed its carrying value, we will include in the relevant Form 10-K filing the information requested above.

Pension Assumptions, page 48

SEC Comment #3:

We note that your expected long term rate of return for plan assets was 8.0% at December 31, 2010. In future filings please provide a more comprehensive discussion explaining how you determined this assumption was appropriate. To the extent you are using historical returns to determine this amount, please quantify such returns for the life of the plan.

Management Response #3:

In future Form 10-K filings, we will provide additional information as to how we determine our expected long-term rate of return on plan assets, including the items noted in the Staff’s comment. We expect the additional information to be similar to the following:

Our determination of the reasonableness of our expected long-term rate of return on plan assets is highly quantitative by nature. We evaluate the current asset allocations and expected returns under four sets of conditions: a maximum history for the maximum time available for each asset class; a common history where all asset class returns are computed with the same overall start date of January 1990; a 10-year historical return; and forecasted returns using the Black-Litterman method. Based upon the current asset allocation mix and the Black-Litterman method, the forecasted return is 8.21%. The actual return on plan assets from July 1, 1993 (inception) through December 31, 2010 was 8.78% and 8.58% for the hourly and salary pension plans, respectively.

Since over 75% of the plan assets are actively managed, we adjust the baseline forecasted return for the anticipated return differential from active over passive investment management and for any other items not already captured. We believe that the combination of long-term historical returns, along with the forecasted returns and manager alpha, supports the 8.00% rate of return assumption based on the current asset allocation.

Consolidated Statement of Cash Flows, page 61

Mr. John Cash

August 25, 2011

SEC Comment #4:

Please tell us how you determined that call premiums on floating rate notes are considered investing activities for statement of cash flow purposes. Please refer to ASC Topic 230-10-45.

Management Response #4:

There is limited guidance in ASC 230-10-45 on the presentation of cash flows related to the payment of a call premium that is exercised in connection with the early redemption of debt. As a result, we considered the presentation of cash flows from derivatives and hedging activities as discussed within ASC 230-10-45-27 in developing our initial thoughts for the presentation of this transaction. Based on ASC 230-10-45-27, cash receipts or payments (related to derivative transactions) are to be classified according to their nature without regard to whether they stem from an item intended as a hedge of another item. Although the call premium was embedded within the floating rate debt instrument, we concluded that the cash payments associated with the call premium could be classified as an investing activity.

As a result of further analysis in developing the response to the SEC staff’s comment as well as our review of other registrants’ SEC filings and their cash flow statement classification of payment of call premiums, we now believe a more appropriate presentation for the payment of the embedded call premium is with the related floating rate debt within cash flows from financing activities. Accordingly, in future filings we intend to reclassify our presentation of cash payments for the call premium from an outflow of cash from investing activities to an outflow of cash from financing activities. We have reviewed the cash flow statement classification of payment of call premiums within our prior filings and have determined that revising prior filings to adjust the cash flow presentation is not required as this reclassification revision is not material to any prior period.

In assessing materiality, we considered various quantitative and qualitative factors in accordance with the guidance of Staff Accounting Bulletin No. 99. Quantitatively, the reclassification has no impact on the net increase in cash. Qualitatively, the changes to the statement of cash flows noted above would not have masked any changes in cash flow trends, would not have impacted the results related to any analysts’ consensus expectations, would not have had any impact on our compliance with debt covenants, and would not have had any impact on management compensation. In addition, in our periodic press releases and other communications with our investors and analysts, our discussion of cash flow focuses on free cash flow, which is defined as operating cash flow less capital expenditures, plus proceeds from asset sales and payment of interest on our New PIK Notes. Free cash flow would not have changed if we had classified these payments as cash outflows from financing activities. Based on the quantitative and qualitative assessments, the impact from classifying the payments associated with the call premium as an investing activity on our statement of cash flows for the year ended December 31, 2010, is not material.

Notes to the Consolidated Financial Statements, page 61

6. Borrowings, page 72

SEC Comment #5:

We note your disclosure that pursuant to the Exchange Transaction on October 28, 2009, Old PIK Notes having an outstanding principal balance of approximately $160.9 million

Mr. John Cash

August 25, 2011

were exchanged for new Senior Subordinated Secured Notes due in June 2021 (New PIK Notes) having a principal amount of approximately $80.4 million, together with common stock and warrants in Libbey, Inc. Further, under ASC 470-60, the carrying value of the New PIK Notes was $150.6 million which was comprised of the $80.4 million principal amount and an excess carrying amount of $70.2 million. Please help us better understand how you determined the excess carrying amount and how you applied ASC Topic 470-60-35-8 when you recorded the Exchange Transaction.

Management Response #5:

The terms of the senior subordinated secured pay-in-kind notes (Old PIK Note) restructuring included both a partial settlement by granting an equity interest in Libbey Inc. to the purchaser and modification of terms of the remaining payable. Per ASC 470-60-35-8, a debtor shall account for a troubled debt restructuring involving a partial settlement and a modification of terms as prescribed in paragraphs 470-60-35-5 through 35-7, except that, first an equity interest granted in that partial settlement shall be measured at fair value and the carrying value amount of the payable shall be reduced by the total fair value of the equity interest. No gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring.

Carrying amount of a payable is defined by ASC 470-60-20 as the face amount increased or decreased by applicable accrued interest and applicable unamortized premium, discount, finance charges, or issue costs.

We applied the accounting as follows:

Step 1: Reduce the carrying amount of the current payable by the equity interest granted

             (in thousands of $)

Outstanding principal balance of Old PIK Note	$160,862
Accrued interest	10,510
Unamortized discount	(1,173)
Unamortized bank fees	(1,130)
Less: Fair value of common stock issued	(3,919	)*
Less: Fair value of Series I Warrants	(14,526	)**

Adjusted carrying value of New PIK Note	$150,624

* The fair value of the common stock issued was calculated by taking the number of shares issued multiplied by the market price of our shares on the date of the transaction. (Number of shares issued 933,145 * $4.20/share = $3,919.)

**The fair value of the Series I Warrants issued was calculated by taking the number of warrants issued multiplied by the fair value of the warrants on the date of the transaction. (Number of Series I Warrants issued 3,466,856 * $4.19/warrant = $14,526.)

Step 2: Calculation of Gain on the Restructuring at the Time of the Exchange

Principal amount of New PIK Note	$80,431
Interest & contingent interest	135,124	***

Mr. John Cash

August 25, 2011

Series II & Series III Warrants	****

Total future cash flows of New PIK Note	215,555
Adjusted carrying value of New PIK Note	150,624

Difference – future cash flows of New PIK Note greater than adjusted carryingvalue of New PIK Note	$64,931

***Interest and contingent interest calculation: $80,431 x 16.0% interest x 10.5 years = $135,124.

****In the above calculation, there was no fair value assigned to the Series II & III Warrants. Under the accounting rules, there should be a value computed to determine the gain, however we could not record a gain as the contingent interest and principal amount of the New PIK Note surpassed the adjusted carrying value of the New PIK Note.

Because the future cash flows of the New PIK Note were greater than the adjusted carrying value of the New PIK Note, no gain was recorded at the time of the restructuring. No contingent interest was accrued at the time of the restructuring as we did not believe it was probable that the contingency would be triggered. When the contingent interest and Series II and III warrants no longer had the possibility of being triggered (i.e. repayment of the New PIK Note), the gain on restructuring was recognized. Below is the calculation of the gain recognized in the first quarter of 2010 when the New PIK Note was repaid:

Adjusted carrying value of New PIK Note	$150,624
Less: Principal amount of New PIK Note repaid	80,431

Excess carrying amount and gain on the New PIK Note	$70,193

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the responses to the Staff’s comments comprehensive. If you have any questions with regard to these responses or are in need of additional information, please contact me at (419) 325-2494 or reynori@libbey.com.

Sincerely,

Richard I. Reynolds

Executive Vice President and Chief Financial Officer

cc: Stephanie A. Streeter, Chief Executive Officer

      Scott M. Sellick, Chief Accounting Officer

      Susan A. Kovach, General Counsel